Filing under Rule 425 under the U.S. Securities Act of 1933 Filing by: Mitsui Sumitomo Insurance Group Holdings, Inc. Subject Company: Aioi Insurance Company, Limited (SEC File No. 132-02666)
October 30, 2009

Aioi Insurance Co., Ltd. Nissay Dowa General Insurance Co., Ltd. Mitsui Sumitomo Insurance Group Holdings, Inc.
Agreement on board members of MS&AD Holdings to serve upon
the Business Integration of Aioi Insurance, Nissay Dowa General Insurance,
and Mitsui Sumitomo Insurance Group
Aioi Insurance Co., Ltd. (president: Tadashi Kodama) (“Aioi”), Nissay Dowa General Insurance Co., Ltd. (president: Ichiro Tateyama) (“NDGI”) and Mitsui Sumitomo Insurance Group (Mitsui Sumitomo Insurance Group Holdings, Inc. (“MSIGH”) and Mitsui Sumitomo Insurance Company, Limited (“MSI”); president: Toshiaki Egashira) (the “Parties”) have agreed upon the board members of MS&AD Insurance Group Holdings, Inc., which is currently MSIGH and is planned to become the holding company of Aioi, NDGI and MSI, as of April 1, 2010 upon the planned Business Integration, all subject to the Parties’ receiving approvals at their respective shareholders' meetings and obtaining permission and other approvals from relevant authorities. Today, MSIGH accordingly resolved at a meeting of its board of directors, as described below.
1.	Directors (as of April 1, 2010)
     There will be 13 directors (4 of which will be outside directors).

Name	Position (Planned)	Current Positions (Major Positions)
Toshiaki Egashira	President & Director	President, Director & CEO, MSIGH President, Director & CEO, MSI
Tadashi Kodama	Director	President & Director, Aioi
Ichiro Tateyama	Director	President & Director, NDGI
Yasuyoshi Karasawa	Director	Director, Senior Executive Officer, MSIGH Director, Senior Executive Officer, MSI
Hisahito Suzuki	Director	Director, Senior Managing Executive Officer, Aioi
Masanori Yoneda	Director	Director, Senior Managing Executive Officer, NDGI
Susumu Fujimoto	Director	Director, Senior Executive Officer, MSIGH Director, Senior Executive Officer, MSI
Katsuaki Ikeda	Director	Director, Managing Executive Officer, MSIGH Director, Managing Executive Officer, MSI
Shuhei Horimoto	Director	Director, Managing Executive Officer, MSIGH Director, Managing Executive Officer, MSI
Toshihiko Seki	Outside Director	Outside Director, MSIGH
Akira Watanabe	Outside Director	Attorney-at-Law, Seiwa Meitetsu Law Office
Mitsuhiro Umezu	Outside Director	Associate Professor, Faculty of Business and Commerce, Keio University Outside Director, NDGI
Daiken Tsunoda	Outside Director	Outside Corporate Auditor, MSIGH

2.	Corporate auditors (as of April 1, 2010)
     There will be 5 corporate auditors (3 of which will be outside corporate auditors).

Name	Position (Planned)	Current Positions (Major Positions)
Takashi Yamashita	Corporate Auditor (Full time)	Corporate Auditor (Full time), MSIGH
Masahiko Oji	Corporate Auditor (Full time)	Corporate Auditor (Full time), Aioi
Sosuke Yasuda	Outside Corporate Auditor	Special Advisor, Gyosei & Co. Outside Corporate Auditor, MSIGH Outside Corporate Auditor, MSI
Kuniaki Nomura	Outside Corporate Auditor	Attorney-at-Law, Nomura Law Offices Outside Corporate Auditor, MSI
Hiroyuki Tezuka	Outside Corporate Auditor	Attorney-at-Law, Nishimura & Asahi Outside Corporate Auditor, NDGI

Mitsui Sumitomo Insurance Group Holdings, Inc. (“MSIGH”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed share exchange between MSIGH and Aioi Insurance Co., Ltd. (“AIOI”), which is a part of the proposed business combination among AIOI, Nissay Dowa General Insurance Company, Limited (“NDGI”) and MSIGH. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of AIOI prior to the shareholders’ meeting at which the proposed share exchange will be voted upon. The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about AIOI, NDGI, MSIGH, the proposed share exchange and related matters. U.S. shareholders of AIOI are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the proposed share exchange carefully before they make any decision at the shareholders’ meeting with respect to the proposed share exchange. Any documents filed with the SEC in connection with the proposed share exchange will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov.

Note Regarding Forward-looking Statements
This document includes “forward-looking statements” that reflect the plans and expectations of AIOI, NDGI and MSIGH in relation to, and the benefits resulting from, their proposed business combination described above. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of AIOI, NDGI and MSIGH in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of AIOI, NDGI and MSIGH (or the post-business combination group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. AIOI, NDGI and MSIGH undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by AIOI, NDGI and MSIGH (or the post-business combination group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.
The risks, uncertainties and other factors referred to above include, but are not limited to: (1) economic conditions in Japan, the United States, Europe and China; (2) the extent of competition faced by AIOI, NDGI and MSIGH (or the post-business combination group) from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan and elsewhere; (5) occurrence of losses the type or magnitude of which could not be foreseen at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; (7) the performance of their (or the post-business combination group’s) investments; (8) the parties being unable to complete the proposed business combination due to failure to obtain the necessary shareholder approval or any governmental approval for the proposed transactions or for other reasons; and (9) difficulties in realizing the synergies and benefits of the post-business combination group due to various reasons, including, but not limited to, unexpected significant costs incurred in connection with the planned integration of IT and other systems, facilities, human resources and other aspects of the operations of the post-business combination group, and any of the preceding paragraphs (1) through (8).